February 25, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Irene Barberena-Meissner Kevin Dougherty Myra Moosariparambil Craig Arakawa

Re:	Webus International Limited
Registration Statement on Form F-1 (File No. 333-269684)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), as the underwriter of the proposed offering of Webus International Limited (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:15 p.m., Eastern Time, on February 26, 2025, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Act, as the representative of the several underwriters, we wish to advise you that we have distributed to each underwriter and dealer who is reasonably anticipated to participate in the distribution of the security to be offered a sufficient number of copies of the preliminary prospectus permitted by Rule 430 under the Act as it appears to be reasonable to secure their adequate distribution.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

Alexander Capital L.P.

By:	/s/ Jonathan Gazdak
Name:	Jonathan Gazdak
Title:	Managing Director

[Signature Page to Acceleration Request (UW)]